IMMUNOVANT, INC.

320 West 37th Street

New York, NY 10018

August 31, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immunovant, Inc.
Registration Statement on Form S-1
File No. 333-248498

Acceleration Request
	Requested Date:	September 1, 2020
	Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the staff of the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on September 1, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Alison Haggerty of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Alison Haggerty of Cooley LLP at (212) 479-6596.

Very truly yours,

Immunovant, Inc.

By:	/s/ Peter Salzmann, M.D.
Name: Peter Salzmann, M.D.
Title: Chief Executive Officer

cc:	Pamela Yanchik Connealy, Immunovant, Inc.
W. Bradford Middlekauff, Immunovant, Inc.
John T. McKenna, Cooley LLP
Alison A. Haggerty, Cooley LLP